07001506

SECUR ... SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-67050

RECEIVED FEB 26 2007

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIQUIVEST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3503 CEDAR KNOLLS DRIVE SUITE B-3
(No. and Street)

KINGWOOD (City) TX (State) 77339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD R. HERTZENBERG 281-359-0501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TRIBOLET FULLER & COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

19747 HIGHWAY 59 NORTH SUITE 450 HUMBLE, TX 77338
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 08 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERALD R. HERTZENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIQUIVEST, INC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA BETHEL
Notary Public, State of Texas
My Comm. Expires May 8, 2010

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LiquiVest, Inc.

Financial Statements

December 31, 2006

LiquiVest, Inc.

Table of Contents

TRIBOLET
FULLER & COMPANY, PLLC
Certified Public Accountants

Ronald H. Tribolet, CPA, CVA
Daniel F. Fuller, CPA

To the Board of Directors and Stockholders
of LiquiVest, Inc.

We have audited the accompanying statement of financial condition of LiquiVest, Inc. (a Texas Corporation) as of December 31, 2006, and the related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of LiquiVest, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Tribolet Fuller Company P.L.L.C.

Tribolet, Fuller & Company, PLLC
Humble, Texas
January 29, 2007

19747 Highway 59 North, Suite 450 • Humble, TX 77338 • (281) 540-1134 • (281) 446-2162 FAX
• www.greaterhoustoncpa.com •

LiquiVest, Inc.
Statement of Financial Condition
December 31, 2006

ASSETS

Current Assets:		
Cash in bank	$	6,492
Total current assets		6,492
Property and Equipment		
Office furniture and equipment		2,191
Accumulated depreciaiton		(940)
Property and equipment, net		1,251
Total Assets	$	7,743

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity		
Common stock		
1,000 shares, par value $0.01 per share, authorized issued and outstanding.	$	10
Additional paid in capital		40,490
Retained earnings		(32,757)
Total Stockholders' Equity		7,743
Total Liabilities and Stockholder's Equity	$	7,743

The accompanying notes are an integral part of these financial statements.

LiquiVest, Inc.
Statement of Income
For the Year Ended December 31, 2006

Revenues	
Commissions	$ –
Operating Expenses	
Telephone	4,771
Travel and entertainment	3,972
Rent	3,705
Filing fees	2,445
Supplies	1,275
Automobile expense	533
Dues and subscriptions	524
Insurance	500
Licenses and permits	299
Equipment rental	259
Postage and delivery	100
Miscellaneous	70
Total Operating Expenses	18,452
Income (loss) from operations	(18,452)
Depreciaiton	523
Net income or (Loss)	$ (18,975)

The accompanying notes are an integral part of these financial statements.

LiquiVest, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

		2006
Cash Flows From Operating Activities		
Net income (loss)	$	(18,975)
Depreciation		523
Cash Flows Provided (used) by Operating Activities		(18,452)
Cash Flows From Financing Activities		
Additional stockholder investment		10,000
Cash Flows Provided (used) by Financing Activities		10,000
Increase (decrease in cash balance)		(8,452)
Cash balance beginning of year		14,944
Cash balance end of year	$	6,492

The accompanying notes are an integral part of these financial statements.

LiquiVest, Inc.
Statement of Changes In Stockholders' Equity
For The Year Ended December 31, 2006

	Common Stock		Paid – in	Retained
	Shares	Amount	Capital	Earnings
Balance at December 31, 2005	1,000	$ 10	$ 40,490	$ (13,782)
Net earnings (loss)				(18,975)
Balance at December 31, 2006	1,000	$ 10	$ 40,490	$ (32,757)

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Nature of Operations

LiquiVest, Inc. is a retailer of investment company products and a member of the National Association of Securities Dealers (NASD). The Company was incorporated April 4, 2005 as a retailer of investment company products to institutional investors. The Company receives commission for sales made to its institutional customers. At December 31, 2006 the Company had made no sales nor earned any commissions.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of cash flow presentation the Company considers all demand deposits as cash and cash equivalents.

Income Taxes

The Company with the consent of its shareholders, elected to be an "S—Corporation" under Section 1372 of the Internal Revenue Code. This section provides that in lieu of corporate income taxes, the shareholders are taxed on the Company's taxable income. Accordingly, the financial statements do not include a provision for income taxes.

2. OPERATING LEASES

The Company leases its office facilities under an operating lease with a lease term of one year. The lease expires in April 2007. Rent expense for 2006 was $3,705.00.

3. PROPERTY AND EQUIPMENT

Property and equipment consists primarily of office furniture and computer equipment, and is carried at cost. Depreciation is computed primarily using the straight—line method over the estimated useful lives of the assets (5—7 years for furniture and 4 years for computer equipment). The cost of maintenance and repairs will be charged to earnings as incurred. Depreciation expense for the year was $522.64.

INDEPENDENT AUDITOR'S REPORT
SUPPLEMENTAL INFORMATION

To LiquiVest, Inc.

Our report on our audit of the basic financial statements of LiquiVest, Inc. 2006 appears on page 3. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of statement of changes in Liabilities Subordinated to Claims of General Creditors and Supporting Schedule I as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turbaud Fullers Company PLLC

January 29, 2007

LiquiVest, Inc.
Supplemental Schedule I
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
December 31, 2006

Balance at December 31, 2005	None
Balance at December 31, 2006	None

The accompanying notes are an integral part of these financial statements.

LiquiVest, Inc.
Supplemental Schedule II
Computation of Net Capital

Computation of Net Capital Under Sec. 240.15c3-1

1	Total ownership equity from Statement of Financial Condition		$ 7,743
2	Deduct ownership equity not allowable for Net Capital		-
3	Total ownership equity qualified for Net Capital		7,743
4	Add:		
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	
B.	Other (deductions) or allowable credits (List)	-	-
5	Total capital and allowable subordinated liabilities		-
6	Deductions and or charges:		
A.	Total no allowable assets from Statement of Financial Condition	(1,251)	
B.	Secured demand note deficiencies	-	
C.	Commodity futures contracts and spot commodities - proprietary capital charges	-	
D.	Other deductions and/or charges	-	(1,251)
7	Other additions and/or credits (list)	-	-
8	Net capital before haircuts on securites positons		6,492
9	Haircuts on securites (computed, where applicable, pursuant to 15C3-1(f)):		-
10	Net Capital		$ 6,492

END